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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            SILVERLEAF RESORTS, INC.
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                                (NAME OF ISSUER)



                     COMMON STOCK, PAR VALUE, $.01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)



                                    82839510
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                                 (CUSIP NUMBER)

                                 ROBERT E. MEAD
                            SILVERLEAF RESORTS, INC.
                              1221 RIVER BEND DRIVE
                                    SUITE 120
                                DALLAS, TX 75247
                                  214-631-1166
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)


                                DECEMBER 23, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]




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CUSIP No. 82839510

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      1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Robert E. Mead
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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
*
           (b)
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      3.   SEC Use Only

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      4.   Source of Funds (See Instructions):       PF

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      5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)

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      6.   Citizenship or Place of Organization:     (USA)

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Number of            7.    Sole Voting Power:        11,349,417 Shares
Shares               -----------------------------------------------------------
Beneficially Owned   8.    Shared Voting Power:           0
by Each Reporting    -----------------------------------------------------------
Person With          9.    Sole Dispositive Power:   11,349,417 Shares
                     -----------------------------------------------------------
                     10.   Shared Dispositive Power:      0
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      11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

           11,349,417 Shares
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      12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

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      13.  Percent of Class Represented by Amount in Row  (11):      30.8%

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      14.  Type of Reporting Person (See Instructions)


           IN
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CUSIP No. 82839510

ITEM 1.  SECURITY AND ISSUER.

      Robert E. Mead hereby amends his statement on Schedule 13D filed with the Securities and Exchange Commission on November 12, 1999 with respect to shares of common stock, par value $.01 (the "Common Stock") of Silverleaf Resorts, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name: Robert E. Mead

         (b)--(c) Mr. Mead's principal occupation is that of Chairman and Chief Executive Officer of the Issuer. His principal business address is 1221 River Bend Drive, Suite 120, Dallas, Texas 75247.

         (d)--(e) During the last five years, Mr. Mead has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Mead is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         From December 19 through December 23, 2002, Mr. Mead acquired beneficial ownership of an additional 4,099,317 shares of the Common Stock of the Issuer for an aggregate purchase price of $1,034,289.21. The funds used for the purchase were from Mr. Mead's personal funds. Prior to his acquisition of these additional shares, Mr. Mead owned 7,250,100 of the outstanding shares of the Issuer, constituting 19.7% of the total shares outstanding.

ITEM 4.  PURPOSE OF TRANSACTION.

      Mr. Mead purchased 4,099,317 shares of Common Stock from December 19 through December 23, 2002 in three separate private transactions with institutional holders. The acquisition of the additional shares was made for investment purposes. Mr. Mead intends to add the additional shares to his existing holdings of the Common Stock of the Issuer as an investment. The shares will be deposited into a Voting Trust established under that certain Voting Trust Agreement dated November 1, 1999 by and between Mr. Mead and Judith F. Mead, his wife. Mr. Mead holds the sole power to vote and dispose of all shares held in the Voting Trust as the Trustee of that trust.


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         Depending upon general market and economic conditions affecting the
Issuer and Mr. Mead's view of the prospects for the Issuer and other relevant factors, Mr. Mead, either individually or in his capacity as Trustee of the Voting Trust, may, from time to time, purchase additional shares of Common Stock. Additionally, Mr. Mead, in his capacity as Trustee of the Voting Trust, may dispose of all or a portion of the Common Stock subject to the Voting Trust.

         On April 12, 2002, Mr. Mead entered into a letter agreement (the "Letter Agreement") with Grace Brothers, Ltd. ("Grace") and Grace Investments, Ltd. ("Grace Investments") pursuant to which he agreed to vote all shares controlled by him in favor of certain proposed amendments to the Issuer's articles of incorporation and bylaws at such time as such proposals are submitted to the shareholders of the Issuer for approval. Grace and Grace Investments filed a Schedule 13D on May 17, 2002. The letter agreement is attached thereto as Exhibit B and is incorporated herein by reference to that filing.

         Except as set forth herein, Mr. Mead, both individually and in his capacity as Trustee, has no present plans or proposals which relate to or would result in any of the other events described in Items 4(a)--(j) of Schedule 13D occurring. However, nothing contained herein shall prohibit Mr. Mead, either individually or in his capacity as Trustee, from developing and implementing any such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, Mr. Mead is deemed to beneficially own 11,349,417 shares of Common Stock of the Issuer, all of which are subject to the Voting Trust of which Mr. Mead is the sole Voting Trustee. According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, there were 36,826,906 shares of Common Stock outstanding. Based upon that number, the percentage of shares subject to the Voting Trust is approximately 30.8% of the Issuer's outstanding Common Stock.

         (b) Mr. Mead, as the Voting Trustee, has the sole power to vote and to direct the vote, and to dispose or to direct the disposition of, the 11,349,417 shares of Common Stock held by the Voting Trust. Mr. Mead, as sole Voting Trustee, does not share the power to vote or to direct the vote, and to dispose or direct the disposition of, the shares of Common Stock held by the Voting Trust with any other individual or entity.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The 11,349,417 shares controlled by Mr. Mead are subject to a Voting Trust Agreement dated November 1, 1999 between Mr. Mead and Judith F. Mead, his wife. Pursuant to the Voting Trust Agreement, Mr. Mead is designated as the initial Trustee of the Voting Trust, and Mr. Mead has agreed to serve as the initial Trustee. In the event of Mr. Mead's death, or upon his resignation or removal as Trustee, James B. Francis, Jr. has been designated as the successor Trustee. As of the date of this statement, Mr. Francis is a member of the Board of Directors of the Issuer. Any Trustee may be removed only by a vote or the written consent of two-thirds (2/3) in interest of the Voting Trust Certificate Holders. Mr. Mead is the holder of all of the Voting Trust Certificates issued as of the date of this statement.


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         The Trustee possesses and, in the Trustee's unrestricted discretion, is entitled to exercise in person or by the Trustee's nominees, agents, attorneys-in-fact, or proxies all rights and powers to vote, assent, or consent to all corporate or shareholders' actions. No person other than the Trustee shall have any voting rights during the term of the Agreement.

         Also, see Item 4 above regarding the Letter Agreement.

ITEM 7.         EXHIBITS

           7.1 Voting Trust Agreement dated November 1, 1999 between Robert E. Mead and Judith F. Mead (incorporated herein by reference to Exhibit 7.1 to Schedule 13D filed November 12, 1999).

           7.2 Letter Agreement dated April 12, 2002 between Robert E. Mead and Bradley Whitmore, general partner of Grace and Grace Investments (incorporated herein by reference to Exhibit B to Schedule 13D filed May 17, 2002 with the Commission by Grace and Grace Investments).


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 23, 2002                    /s/ Robert E. Mead
                                            -----------------------------------
                                            Robert E. Mead


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